

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2024

Fanghan Sui
Chief Executive Officer
Battery Future Acquisition Corp.
8 The Green, #18195
Dover, DE 19901

       **Re: Battery Future Acquisition Corp.**
           **Form 10-K for Fiscal Year Ended December 31, 2023**
           **File No. 001-41158**

Dear Fanghan Sui:

    We have reviewed your filing and have the following comment(s).

    Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

    After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023

Statements of Changes in Shareholders' Deficit, page F-5

1.    Please reconcile the accretion for shares subject to redemption amounts presented herein to the accretion of carrying value to redemption value amounts disclosed in the table on page F-13 for both 2022 and 2023.

Notes to Financial Statements
Note 2 - Summary of Significant Accounting Policies
Net Income per Ordinary Share, page F-14

2.    You disclose in Note 1 that you have elected to immediately recognize the changes in the redemption value of your Class A ordinary share subject to possible redemption in accordance with ASC 480-10-S99. Please tell us how you reflected this recognition of changes in redemption value in the allocation of net income to calculate your basic and diluted net income per share. Refer to ASC 260-10-45-59A and 45-60B.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Ta Tanisha Meadows at 202-551-3322 or Suying Li at 202-551-3335 if you have any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Trade & Services